ORBIS

Warszawa , 2003-09-12

03032211

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 25/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 22 2003
WASH., D.C. 155

dw 9/29

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

ORBIS

Warszawa , 2003-09-10

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 24/2003.
Best regards

Krzysztof Gerula

Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. [illegible]

Current report no 24/2003

"Orbis" S.A. hereby conveys the information concerning updating the "Orbis" S.A. rating:

Fitch Ratings-Warsaw/London – September 9, 2003: today Fitch Ratings, an international rating agency, has brought down the long-term domestic rating of Orbis S.A. from "A-(pol)" (A minus) to "BBB+(pol)" (double B plus). The rating perspective is stable.

Change in the rating is attributable to Orbis' deteriorating operating performance, including hotels' occupancy rate, revenues per available room (RevPar), declining EBITDA and weaker cash flows resulting from an intensified competition in the hotel industry in Poland. Difficult conditions related to an economic slowdown in the country and in the European Union as well as reduced international tourist traffic have prevailed at the Polish market since 2001. In terms of supply of services, new hotels entered the market, particularly in the segment of premium-class hotels in Warsaw, of which some operate under well-known brands. Under these circumstances, Orbis continues to lose its market share, although it remains present on all the major local markets in Poland. It is likely that the economic growth at the end of 2003 and throughout 2004 might be insufficient to counterbalance the oversupply of hotel rooms, particularly in Warsaw, which is the major market for Orbis.

Fitch has to a certain extent been troubled by the decline of the RevPar index in Orbis. Despite the fact that a majority of hotel companies reported a decline of RevPar during the business slowdown period, the RevPar decline in Orbis was quite substantial as its value in 2002 accounted for a mere 70% of the 2000 figure (it was partially attributable to an appreciation of the zloty towards the Euro). As a result of structural changes in the hotel industry, the occupancy rate in Orbis S.A. hotels fell to a low-down level of 44% in 2002 (from 58% in 1998). 2003 will be yet another difficult year for the Company, since the war in Iraq and its upshots had an effect of reducing the international tourist traffic. Nevertheless, despite demanding market conditions, the Company did improve its operating efficiency during the first six months of 2003. The Management Board still faces the task of restructuring the part of its assets' portfolio which comprises the second best hotels. It might be achieved by way of restructuring those hotels or their disposal due to low prospects of covering investment outlays by the net cash flow from operating revenues. Orbis continues to carry out the main upgrading projects in strategic hotels.

It must be underlined that the Company's fundamentals remain solid, since Orbis retains its leading position at the Polish market and has a good credit profile and low financial leverage. Fitch has positively evaluated the conservative financial policy of the Management Board, including the cost cutback program. Between the year 2000 and the second quarter of 2003, the employment in the Company has been brought down by 31%. Moreover, the Management Board began to reduce the level of investment outlays beginning from 2001 due to reduced cash flow. The rating reflects the participation of Accor, a leading word-wide hotel group (rated as "BBB+/F2" by Fitch) as the major shareholder in Orbis (holding a block of 29.3% shares). Moreover, in accordance with franchising agreements entered into with Accor, Orbis operates some of its hotels under Accor's international brands (Sofitel, Novotel, Mercure, and Ibis).

The purchase of 100% of shares in the company Hekon - Hotele Ekonomiczne S.A. ("Hekon") from Accor Poland for PLN 294 million has also been well received by Fitch. Acquisition of Hekon, scheduled for October/November of 2003 and conditional upon obtaining the necessary permits, is to expand the Orbis S.A. hotel portfolio by 10 Accor hotels in Poland (6 owned by Hekon and 4 leased) as well as one hotel in Lithuania which is under construction at the moment. Orbis will be granted the exclusivity to use the Accor brands in Poland and the Baltic states for a period of 8 years. Moreover, in 2004 two subsequent Accor hotels will join the Orbis hotel portfolio. This transaction will put an end to competition with Accor hotels (so far Accor was developing its own hotel network in Poland) and enhance Orbis' market position to fight its competitors. Orbis altered its medium-term strategy focusing its core business on the segment of two- and three- star hotels at the cost of the upper market segments. According to Fitch, this change has a positive effect on the Company's credit profile, since

economy hotels are less cyclic in nature, while the competition within this segment of the Polish hotel market is less intense than in the remaining segments.

Until now, Orbis' debt was minor – the Company reported surplus of net cash throughout 2001-2002. However, the acquisition of Hekon will substantially increase Orbis' financial leverage in the fourth quarter of 2003. Nevertheless, Fitch estimates that the leverage measured by the net adjusted debt to EBITDAR ratio will remain at a sound level (forecasted at between 2.7 and 3.1 in 2003) as compared to other hotel companies. The Orbis' creditworthiness report will soon be available for subscribers at: www.fitchresearch.com

For further information please contact:
Arkadiusz Wicik, Warsaw, Poland, telephone +48 22 433 6600.